Höganäs

April 24, 2009

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Interim Report

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Rule 12g3-2(b)
File No. 82-3759

Höganäs

INTERIM REPORT

First quarter 2009

First quarter 2009 (compared to corresponding period of previous year)

- Net sales reduced by 42% to MSEK 916 (1,583) in the quarter. The volume contraction was 50%. Demand was very weak on all markets, and Höganäs assesses that significant inventory changes were made right through the value chain.
- Operating income was a deficit of MSEK -111 (196) and income after tax was a deficit of MSEK -90 (145). The income deterioration was caused by lower sales volumes.
- Earnings per share for the quarter were SEK -2.58 (4.15).
- Cash flow from operating activities was MSEK 142 (197), for reasons including actions taken to reduce working capital and thus counter the effect of the negative operating income.
- In March, Höganäs, LKAB and StatoilHydro reached an agreement to conduct a feasibility study for a new ironworks in Norway, to enable future CO_2-neutral DRI (direct-reduced iron) production.
- The timing of the recovery is still uncertain, even if Höganäs assesses that the current severe downturn cannot be expected to persist for an extended period.

CEO's comments — first-quarter: De-stocking on a very weak market and new initiatives in future green technology

In the early months of 2009, the market was as weak as feared. Demand for finished products made of our powder was very low. Moreover, weak demand in late-2008 meant that inventories were unusually high right through the value chain at the beginning of the year. This resulted in many customers closing production down for long periods in the quarter, which exerted an exceptionally harsh effect on Höganäs' sales volumes. Against this background, I am pleased that our action-plan meant that we were able to generate a positive cash flow from operating activities in the period. Meanwhile, I note how our continued work on future technologies is continuing to generate results, through a feasibility study for environmental DRI production that we have agreed to conduct alongside LKAB and StatoilHydro.

Income highlights

MSEK	First quarter 2009	First quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	916	1 583	916	1 583	5 436	6 103
Operating income	-111	196	-111	196	220	527
Operating margin, %	*neg*	*12,4*	*neg*	*12,4*	*4,0*	*8,6*
Earnings before tax	-119	191	-119	191	173	483
Tax	29	-46	29	-46	-14	-89
Net income	**-90**	**145**	**-90**	**145**	**159**	**394**
Earnings per share before dilution, SEK	-2,58	4,15	-2,58	4,15	4,58	11,31
Earnings per share after dilution, SEK	-2,58	4,15	-2,58	4,15	4,58	11,31
Return on capital employed, % (12 months)	5,4	16,3	5,4	16,3	5,4	12,8

Business areas

Net sales, MSEK	First quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Components	604	1 190	604	1 190	3 879	4 465
Consumables	312	393	312	393	1 557	1 638
Total	**916**	**1 583**	**916**	**1 583**	**5 436**	**6 103**

Operating income, MSEK	First quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Components	-91	151	-91	151	110	352
Consumables	-20	45	-20	45	72	137
Group items [1]	-	-	-	-	38	38
Total	**-111**	**196**	**-111**	**196**	**220**	**527**

Operating margin, %	First quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Components	neg	12,7	neg	12,7	2,8	7,9
Consumables	neg	11,5	neg	11,5	4,6	8,4
Total	**neg**	**12,4**	**neg**	**12,4**	**4,0**	**8,6**

1 Previously, the income effect of currency hedges was reported as other/group-wide items, analysed from the segment's operating income. From 2009 onwards, we have chosen to report everything in our operations by segments, apart from the sale of CO2 rights, which will also continue to be reported as other/group-wide items. Comparative figures have been re-stated for the previous year.

Sales by geographical region

Net sales, MSEK	First quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Europe	317	678	317	678	2 035	2 396
America	306	426	306	426	1 608	1 728
Asia	293	479	293	479	1 793	1 979
Total	**916**	**1 583**	**916**	**1 583**	**5 436**	**6 103**

Höganäs in brief

Höganäs AB is the world's leading producer of iron and metal powders. Building on its clear vision of the possibilities of powder to improve efficiency, the consumption of resources and environmental impact across a raft of segments, the company has developed in-depth application skills.

Thus Höganäs can help create the automotive components, white goods, water and exhaust treatment products of the future in collaboration with its customers. Founded in 1797, the company had sales of MSEK 6,103 in 2008, and is quoted on NASDAQ OMX Stockholm's Mid Cap List.

For more information, visit our website: www.hoganas.com.

Group progress

NET SALES AND VOLUME

Net sales and volume by quarter


MSEK
Tonne
1 800
1 500
1 200
900
600
300
0
120 000
100 000
80 000
60 000
40 000
20 000
0
04/Q2 04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4
Volume
Net Sales

Volumes


R12 Tonne
Tonne
500 000
450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
120 000
100 000
80 000
60 000
40 000
20 000
0
04/Q2 04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4
Volume
Volume, rolling 12 months

Metal prices


USD/tonne
USD/tonne
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
900
800
700
600
500
400
300
200
100
0
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1
Nickel
Steel scrap

Exchange rates


SEK
SEK
12
10
8
6
4
2
0
04/Q2 04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4
USD/SEK
EUR/SEK
100 JPY/SEK

First quarter 2009

Net sales were MSEK 916 (1,583), a downturn of 42%, mainly due to sharp volume contraction. Excluding the operation acquired from Kobelco in North America, the reduction in net sales was 44%. Net sales experienced a strong positive influence from currency effects, of 25% due to depreciation of the SEK, and price increases over and above changes in metal prices. However, the effect of changes in metal prices was negative, because market prices of the most significant metals fell in 2008, resulting in lower metal price surcharges in the first quarter 2009 than in the corresponding period of 2008.

Sales volumes reduced by 50% compared to the first quarter 2008, which excluding the acquisition from Kobelco, equates to 53%. Volumes fell sharply in all regions. The volume reduction on the corresponding month of the previous year was over 50% in January and February, while March was notably better, mainly due to the downturn in Asia being far less sharp than in the first two months. In March, sales volumes in Asia apart from Japan were comparable with the months of January and February together. Volumes in Japan were very low throughout the first quarter.

The significant consumption downturn in the automotive industry, as in most other sectors in late-2008, resulted in inventory levels being abnormally high at last year-end. This caused most customers around the world to make production stoppages to adjust inventory levels in early-2009. Accordingly, the demand for Höganäs' products was very weak in the first quarter. Some stimulus measures, like scrapping premiums in Germany, France and Italy, and tax easings and discounting on durable goods in Asia triggered a subsequent consumption increase. However this did not exert any effect on Höganäs' sales volumes until the end of the quarter.

INCOME AND RETURNS

Gross income by quarter



MSEK
SEK/tonne
350
300
250
200
150
100
50
0
3 500
3 000
2 500
2 000
1 500
1 000
500
0
04/Q2 04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4
Gross profit, MSEK
Gross profit per tonne, SEK

Gross income per ton



SEK/tonne
3 500
3 000
2 500
2 000
1 500
1 000
500
0
04/Q2 04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4
Gross profit, SEK/tonne rolling 12 months
Gross profit per tonne, SEK

Operating income by quarter



MSEK
MSEK
700
600
500
400
300
200
100
0
-100
-200
04/Q2 04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4
Operating profit
Operating profit, rolling 12 months

First quarter 2009

Gross income was MSEK 70 (326), with the negative variance mainly caused by a very significant shortfall in the range of MSEK 340 due to lower sales volumes. This also caused a lower rate of inventory turnover than normal, which in this case, meant that relatively high metal costs were charged to income. Earnings from metal hedges were insignificant in the period, against MSEK -20 in the first quarter of 2008, due to nickel and copper price rises being higher in that period of the previous year. Price increases, savings measures and more favourable exchange rates than in 2008 exerted a positive income effect.

Lower sales volumes resulted in very weak absorption of fixed costs, which also put pressure on gross income in SEK/ton.

Other operating income and operating expenses were MSEK -40 (6), which include an earnings effect from currency forwards contracts of MSEK -63 (13) and exchange rate differences of MSEK 21 (-10). The sharp depreciation of the SEK caused a significant deficit on forward contracts, but also some upward revaluation of foreign currency asset and liability positions. This re-valuation generated positive exchange rate differences.

In year-on-year terms, the total currency effect on income, i.e. on gross income and other operating items, is measured at MSEK 7.

Operating income was a deficit of MSEK -111 (196). Operating margin for the first quarter was a negative -12.1% (12.4). The weak absorption of fixed costs put pressure on operating margins and gross income per ton above.

Income before tax was a deficit of MSEK -119 (191). Income after tax was a deficit of MSEK -90 (145).

Returns



30%
25%
20%
15%
10%
5%
0%
04/Q2 04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4
Return on capital employed
Target return on capital employed

Return on capital employed

Return on capital employed for the past 12 months reduced to 5.4% (16.3). Losses in the two most recent quarters mean that the positive trend of returns until the third quarter 2008 inclusive has been broken. Moreover, the very sharp depreciation of the SEK resulted in a marked upward revaluation of capital employed.

Progress of Höganäs' business areas

COMPONENTS

The Components business area, which represents some 70% of consolidated sales, covers all powder that is refined into components. Höganäs delivers high-grade metal powder that is refined into components in finished, or semi-finished, form by component producers. In turn, they deliver their components through product or system producers, or directly to OEMs (Original Equipment Manufacturers).

MSEK	First quarter 2009	First quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	604	1 190	604	1 190	3 879	4 465
Operating income	-91	151	-91	151	110	352
Operating margin, %	*neg*	*12,7*	*neg*	*12,7*	*2,8*	*7,9*
Assets	3 546	3 787	3 546	3 787		3 818
Liabilities	620	705	620	705		635
Investments	57	41	57	41	265	249
Depreciations	50	52	50	52	187	189

Sales

Net sales for the period were MSEK 604 (1,190), a 49% decrease on the first quarter of the previous year.

Price increases and currency effects had a positive impact on net sales, while sales volumes reduced by 56%, or 59% excluding the acquisition from Kobelco in North America.

Sales volumes were very weak across all regions. High inventory levels through the value chain worldwide at the beginning of the year resulted in very low sales in the period.

This means that increasing new car sales in some European countries resulting from scrapping premiums have not yet exerted any appreciable effect on Höganäs' sales. In the period, Höganäs' customers focused on cash flow and cost-cutting by shortening working-hours, temporary plant closures and insourcing production. Moreover, all members of the value chain reduced their inventory levels, with many changing their behaviour to place orders with shorter advance planning to reduce their risk.

In North America, the production of components was at a very low level for the same reason.

The North American market was also restrained by uncertainties associated with the future of the major car producers. Tax easings were introduced in South America and parts of Asia in the period, which did have some effect. In China, the stimulus package included discounting on household appliance purchases, which had implications including the demand for powder-based components for compressor production increasing. March was a significantly better month than January-February across most Asian countries. However, a sharp reduction in working-hours by customers in Japan resulted in low production rates and very low purchasing volumes of powder throughout the first quarter.

Income

Operating income was a deficit of MSEK -91 (151) and operating margin was -15.1% (12.7).

Lower sales volumes caused a very sizeable shortfall, while also implying very weak absorption of fixed costs. This resulted in a negative operating margin. Significant price increases (over and above changes in metal prices), savings and more favourable exchange rates than 2008 mitigated the sharp volume contraction only marginally.

CONSUMABLES

The Consumables business area, which represents some 30% of consolidated sales, covers those powders used in processes like brazing, welding and surface coatings, and in the chemical and metallurgical process industries. Höganäs customers include producers of welding materials, users of brazing and surface coating technologies, and producers of food and feed supplements.

MSEK	First quarter 2009	First quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	312	393	312	393	1 557	1 638
Operating income	-20	45	-20	45	72	137
Operating margin, %	*neg*	*11,5*	*neg*	*11,5*	*4,6*	*8,4*
Assets	1 695	1 235	1 695	1 235		1 620
Liabilities	325	233	325	233		372
Investments	28	16	28	16	141	129
Depreciations	23	14	23	14	80	71

Sales

Net sales in the period were MSEK 312 (393), a 21% reduction on 2008.

Volumes reduced by 29% compared to the first quarter of the previous year. Price increases and currency effects had a positive effect, while lower pricing of alloy metals had a negative effect.

Sales volumes did not fall as much as in Components, because market progress was not as weak and inventory levels in the value chain were lower. Nor were volumes exclusively weak across all regions. Progress in China, Japan, Southeast Asia and India remained positive through much of the first quarter due to high sales of welding powder, oxygen absorbing products, carrier cores (for printer toners) and hot bags.

For most customers, activity in Europe and the Americas remained very low, and accordingly, sales were weaker.

Income

Operating income was a deficit of MSEK -20 (45) and the operating margin was -6.4% (11.5). The effect of volume reduction also overshadowed all other income variance in Consumables. A lower rate of inventory turnover combined with falling metal prices meant that relatively high metal costs were charged to income. On the other hand, the earnings from metal hedges were better than in the first quarter 2008. Price increases (over and above changes in metal prices) were implemented, and exchange rates improved income in year-on-year terms. Savings were made by adapting production to prevailing demand conditions, but this only compensated for low sales volumes to a certain extent.

Group highlights

FIRST QUARTER

Höganäs AB, LKAB and StatoilHydro conduct feasibility study for ironworks in Norway

In March, Höganäs AB, LKAB and StatoilHydro reached an agreement to conduct a feasibility study for a new ironworks outside Trondheim, Norway. This project will examine the possibility for future DRI (direct-reduced iron) production in Norway. This collaboration unites the parties' technological know-how with the benefits of LKAB's iron ore pellets, Höganäs' usage and sale of metal products and StatoilHydro's skills in energy generation and gas refining. The intended location of the works is close to the Tjeldbergodden industrial facility, south of Trondheim, where there are good links to existing infrastructure such as an incoming natural gas pipeline, methanol plant and harbour. One main reason for using Tjeldbergodden is that CO_2 emissions can be minimised by using natural gas. The ambition is to project manage the world's most CO_2-neutral DRI plant — an ironworks with the lowest CO_2 emissions technologically possible. The study is scheduled for completion in mid-2010.

Other financial information

FINANCIAL POSITION

The equity/assets ratio was 44.3% at the end of the period, against 42.6% at year-end 2008. Shareholders' equity per share was SEK 69.64, against SEK 69.14 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1,764 at the end of the period, up MSEK 21 since year-end due to exchange rate fluctuations. The net debt/equity ratio at the end of the period was a multiple of 0.73 against 0.72 at the beginning of the financial year.

Net financial income and expenses were MSEK -8 (-5). Interest costs increased after the redemption procedure in June 2008, which was partly financed through increased utilisation of credit facilities. To some extent, this was offset by lower interest rates compared to the first quarter 2008.

Cash and cash equivalents were MSEK 213 against MSEK 220 at the beginning of the financial year. Unutilised credit facilities of MSEK 1,050 are additional.

CASH FLOW

Cash flow from operating activities was MSEK 142 (197). The change in working capital had a positive effect on income of MSEK 238 in the period.

Financing activities had an MSEK -68 (-220) effect on cash flow. Utilisation of confirmed credit facilities was unchanged in the period. Utilisation of unconfirmed credits reduced.

INVESTMENTS, DEPRECIATION AND AMORTISATION

Consolidated net investments in fixed assets were MSEK 84 (38). Depreciation and amortisation of fixed assets was MSEK 73 (66).

HUMAN RESOURCES

There were 1,457 employees at the end of the period, against 1,524 at the beginning of the year.

HIGHLIGHTS AFTER THE END OF THE REPORTING PERIOD

Sale of CO_2 emission rights

In early April, Höganäs divested CO_2 emission rights with a value of MSEK 40, corresponding to the number of emission rights Höganäs now judges that it will not need over the next three years.

SHARE CAPITAL

On 31 March 2009, Höganäs' share capital was unchanged at SEK 175,494,660 divided between a total of 35,098,932 class A and B shares, all with a nominal value of SEK 5.00 per share.

RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Considering global market conditions in the automotive industry, this risk is highly significant. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2008, with the risk management section and Note 31 offering a detailed review of the group's and parent company's risk exposure and risk management.

OUTLOOK

The outlook is unchanged compared to that reported in the Year-end Report on 5 February. The very severe reduction in demand in the fourth quarter 2008 has continued in early 2009. Höganäs still judges that a market downturn of this scale is not expected to persist for an extended period, but how long it will take for a recovery to occur is uncertain. It appears likely that Asia will be the first market where progress will turn.

Metal prices and exchange rates can be expected to remain volatile, which may have an effect on earnings performance.

PARENT COMPANY

Net sales and earnings

Parent company net sales were MSEK 376 (923), a 59% decrease. Sales to group companies were MSEK 68 (408). Lower sales were mainly due to reduced sales volumes.

Operating income in the period was a deficit of MSEK -31 (93). Parent company income was negatively affected, mainly by a very substantial shortfall caused by a reduction in sales volumes.

Financial position

Investments in fixed assets were MSEK 42 (27). Parent company cash and cash equivalents were MSEK 26 at the end of the period, against MSEK 88 at the beginning of the financial year.

Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market prices. There were MSEK 68 (408) of sales of goods to related parties, while purchases of goods from related parties were MSEK 10 (20). Outstanding receivables from related parties were MSEK 1,640 (1,379) at the end of the period, and liabilities to related parties were MSEK 571 (460). The parent company had guarantees of MSEK 289 (189) in favour of subsidiaries. MSEK 19 (20) of dividends were received from subsidiaries.

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU.

The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2008.

ANNUAL GENERAL MEETING

The AGM will be held at 3 p.m. on 27 April 2009 at HB-hallen, Höganäs, Sweden.

Proposals from the Board and the Nomination Committee for the AGM are available at Höganäs' website, www.hoganas.com.

FINANCIAL INFORMATION

The AGM will be held on 27 April 2009
Second-quarter Interim Report 2009, 17 July 2009
Third-quarter Interim Report 2009, 23 October 2009

STREAMED PRESS CONFERENCE

Alrik Danielson, CEO, and Sven Lindskog, CFO, will present the interim report in a conference call at 10:30 a.m. on 22 April 2009.

The press conference will be streamed at: www.hoganas.com/Investor Relations/Conference Call. It is open to journalists, analysts and investors. Participants are welcome to call on +44 (0)207 162 0125.

Alrik Danielson
CEO and President
Höganäs AB (publ)

Höganäs, Sweden, 22 April 2009

NB:

This information is mandatory for Höganäs to publish pursuant to the Swedish Securities Act and/or the Swedish Financial Trading Act. The information was submitted for publication at 9 a.m. on 22 April 2009.

FOR MORE INFORMATION

Please contact:
Alrik Danielson, CEO and President, +46 (0)42 33 80 00
Sven Lindskog, Chief Financial Officer, +46 (0)42 33 80 00

Consolidated income statement

MSEK	First quarter 2009	First quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	916	1 583	916	1 583	5 436	6 103
Cost of goods sold	-846	-1 257	-846	-1 257	-4 647	-5 057
Gross profit	**70**	**326**	**70**	**326**	**789**	**1 046**
Selling expenses	-54	-50	-54	-50	-224	-219
Administrative expenses	-64	-60	-64	-60	-236	-231
Research and development costs	-23	-26	-23	-26	-118	-122
Other operating income	37	29	37	29	105	97
Other operating expenses	-77	-23	-77	-23	-96	-44
Operating income	**-111**	**196**	**-111**	**196**	**220**	**527**
Financial income	2	6	2	6	9	13
Financial expenses	-10	-11	-10	-11	-56	-57
Income after financial items	**-119**	**191**	**-119**	**191**	**173**	**483**
Tax	29	-46	29	-46	-14	-89
Net income	**-90**	**145**	**-90**	**145**	**159**	**394**
Net income attributable to:						
Parent company shareholders	-90	145	-90	145	159	394
Minority interests	0	0	0	0	0	0
Total earnings for the period	**-90**	**145**	**-90**	**145**	**159**	**394**
Earnings per share for the period						
Before dilution	-2,58	4,15	-2,58	4,15	4,58	11,31
After dilution	-2,58	4,15	-2,58	4,15	4,58	11,31
Average number of shares outstanding						
Before dilution (000)	34 804	34 800	34 804	34 800	34 807	34 803
After dilution (000)	34 805	34 802	34 805	34 802	34 808	34 805
Number of treasury shares at end of period (000)	294	298	294	298	290	294
Average number of treasury shares (000)	295	298	295	298	293	296

Comprehensive income statement

MSEK	First quarter 2009	First quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net income	**-90**	**145**	**-90**	**145**	**159**	**394**
Other comprehensive income						
Translation difference	84	-81	84	-81	308	143
Hedging of currency risk in foreign operations	-2	7	-2	7	-35	-26
Cash flow hedges	35	-10	35	-10	-140	-185
Incentive program	0	0	0	0	-2	-2
Income tax relating to components of other comprehensive income	-9	1	-9	1	46	56
Other comprehensive income	**18**	**62**	**18**	**62**	**336**	**380**
Earnings per share for the period						
Before dilution	0,46	1,78	0,46	1,78	9,60	10,92
After dilution	0,46	1,78	0,46	1,78	9,60	10,92
Other comprehensive income attributable to						
Parent company shareholders	18	62	18	62	336	380
Minority interests	0	0	0	0	0	0

To enable the reader to analyse changes in the company's shareholders' equity due to transactions with its equity holders (as owners) and to recognize items of the same character in the same account, in the 'new' IAS 1, a more extensive income statement, called the Comprehensive income statement, has been introduced. In addition to the traditional income statement, it also includes the profit/loss items previously reported in shareholders' equity (not transactions with owners) such as currency effects when translating foreign operations.

Consolidated balance sheet - summary

MSEK	31-Mar 2009	31-Mar 2008	31-Dec 2008
Intangible fixed assets	262	169	206
Tangible fixed assets	2 702	2 266	2 614
Financial fixed assets	216	83	183
Inventories	1 253	1 256	1 479
Short-term receivables	831	1 147	940
Liquid funds	213	143	220
Total assets	**5 477**	**5 064**	**5 642**
Shareholders' equity	2 424	2 828	2 406
Long-term interest-bearing liabilities	1 955	858	1 917
Other long-term liabilities	370	490	389
Current interest-bearing liabilities	22	8	46
Other current liabilities	706	880	884
Total shareholders' equity and liabilities	**5 477**	**5 064**	**5 642**
Pledged assets	37	36	38
Contingent liabilities	177	65	160

Changes in shareholders' equity - summary

MSEK	31-Mar 2009	31-Mar 2008	31-Dec 2008
Opening balance	2 406	2 766	2 766
Other comprehensive income	18	62	380
Dividends	-	-	-218
Redemption procedure	-	-	-522
Closing balance, shareholders' equity	**2 424**	**2 828**	**2 406**

Cash flow statement - summary

Mkr	First quarter 2009	First quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Cash flow from operating activities before changes in working capital	-96	227	-96	227	142	465
Changes in working capital	238	-30	238	-30	367	99
Cash flow from operating activities	**142**	**197**	**142**	**197**	**509**	**564**
Cash flow from investments activities	-84	-38	-84	-38	-393	-347
Cash flow from financial activities	-68	-220	-68	-220	-66	-218
Cash flow from the period	**-10**	**-61**	**-10**	**-61**	**50**	**-1**
Liquid funds, operating balance	220	211	220	211	220	211
Exchange rate differences in liquid funds	3	-7	3	-7	20	10
Liquid funds, closing balance	**213**	**143**	**213**	**143**	**290**	**220**

Key indicators

MSEK	First quarter 2009	First quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	916	1 583	916	1 583	5 436	6 103
Operating income	-111	196	-111	196	220	527
Operating margin, %	*neg*	*12,4*	*neg*	*12,4*	*4,0*	*8,6*
Capital employed	4 401	3 694	4 401	3 694	5 076	4 370
Return on capital employed, % (latest 12 months)	*5,4*	*16,3*	*5,4*	*16,3*		*12,8*
Equity	2 424	2 828	2 424	2 828	2 002	2 406
Return on equity, % (latest 12 months)	*6,1*	*16,2*	*6,1*	*16,2*	*6,1*	*15,2*
Financial net debt	1 764	723	1 764	723		1 743
Debt/equity ratio, multiple	0,73	0,26	0,73	0,26		0,72
Interest coverage ratio, multiple	neg	39,2	neg	39,2		12,0
Key figures per share [1]						
Earnings per share, SEK	-2,58	4,15	-2,58	4,15	4,58	11,31
Shareholders´equity per share, SEK	69,64	81,30	69,64	81,30	57,52	69,14
Operating cashflow per share, SEK	4,08	5,66	4,08	5,66	14,62	16,20

[1] Based on 34 805 132 shares (34 801 945) which corresponds to the number of shares outstanding per 31 March 2009 (31 March 2008), after dilution.

Quarterly consolidated income statement - summary

	2009	2008				2007				2006	
MSEK	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3
Net sales	916	1 353	1 575	1 592	1 583	1 418	1 489	1 518	1 413	1 233	1 266
Cost of goods sold	-846	-1 223	-1 325	-1 252	-1 257	-1 164	-1 254	-1 195	-1 112	-1 001	-1 019
Gross profit	**70**	**130**	**250**	**340**	**326**	**254**	**235**	**323**	**301**	**232**	**247**
Selling- and administrative expenses	-118	-114	-110	-116	-110	-101	-113	-113	-108	-95	-98
Research and development costs	-23	-34	-32	-30	-26	-35	-21	-31	-31	-30	-27
Other operating income and expenses	-40	-14	23	38	6	14	11	-4	26	39	29
Operating income	-111	-32	131	232	196	132	112	175	188	146	151
Net financial income and expenses	-8	-15	-19	-5	-5	-7	-7	-15	-16	-8	-21
Income before tax	**-119**	**-47**	**112**	**227**	**191**	**125**	**105**	**160**	**172**	**138**	**130**
Net income	**-90**	**-4**	**83**	**170**	**145**	**108**	**78**	**119**	**126**	**119**	**95**

Parent company income statement

MSEK	First quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Net sales	376	923	376	923	2 839	3 386
Cost of goods sold	-305	-751	-305	-751	-2 366	-2 812
Gross profit	**71**	**172**	**71**	**172**	**473**	**574**
Selling expenses	-22	-27	-22	-27	-116	-121
Administrative expenses	-30	-29	-30	-29	-117	-116
Research and development costs	-22	-27	-22	-27	-118	-123
Other operating income and expenses	-28	4	-28	4	24	56
Operating income	**-31**	**93**	**-31**	**93**	**146**	**270**
Earnings on shares in group companies	19	20	19	20	23	24
Financial income and expenses, net	-8	3	-8	3	-40	-29
Income after financial items	**-20**	**116**	**-20**	**116**	**129**	**265**
Appropriations	0	0	0	0	102	102
Earnings before tax	**-20**	**116**	**-20**	**116**	**231**	**367**
Tax	5	-25	5	-25	-69	-99
Net income	**-15**	**91**	**-15**	**91**	**162**	**268**
Depreciation for the period	35	37	35	37	142	144

Parent company balance sheet - summary

MSEK	31-Mar 2009	31-Mar 2008	31-Dec 2008
Intangible fixed assets	67	38	22
Tangible fixed assets	1 265	1 230	1 264
Financial fixed assets	2 529	1 991	2 443
Inventories	514	457	550
Short-term receivables	442	747	481
Liquid funds	26	49	88
Total assets	**4 843**	**4 512**	**4 848**
Shareholders' equity	899	1 679	889
Untaxed reserves	910	1 012	910
Long-term interest-bearing liabilities	1 890	749	1 822
Other long-term liabilities	611	472	598
Other current liabilities	533	600	629
Total shareholders' equity and liabilities	**4 843**	**4 512**	**4 848**
Pledged assets	10	10	10
Contingent liabilities	463	252	438

Changes in shareholders' equity - summary

MSEK	31-Mar 2009	31-Mar 2008	31-Dec 2008
Opening balance	889	1 590	1 590
Change in hedging provision	25	-2	-155
Group contribution paid/received, net	0	0	-72
Other comprehensive income	-15	91	268
Dividends	-	-	-218
Redemption procedure	-	-	-522
Incentive program	-	-	-2
Closing balance, shareholders' equity	**899**	**1 679**	**889**